                                                                  EXHIBIT 13(ii)


                                    FORM 10-Q

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)

[X]           QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended          June 30, 1997
                               --------------------------------

                                       OR

[ ]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

Commission File Number 0-25196

                           CAMCO FINANCIAL CORPORATION
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

Delaware                                                   51-0110823
-------------------------------                         ----------------
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                         Identification Number)

814 Wheeling Avenue
Cambridge, Ohio                                                  43725
------------------------------------                            --------
(Address of principal                                          (Zip Code)
executive office)

Registrant's telephone number, including area code: (614) 432-5641

Check whether the issuer (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   X                                                       No
    -------                                                       -------
As of August 11, 1997, the latest practicable date, 3,214,193.9 shares of the registrant's common stock, $1.00 par value, were issued and outstanding.

                               Page 1 of 18 pages

                           Camco Financial Corporation

                                      INDEX

                                                                              Page
                                                                              ----
PART I   -        FINANCIAL INFORMATION

                  Consolidated Statements of Financial Condition               3

                  Consolidated Statements of Earnings                          4

                  Consolidated Statements of Cash Flows                        5

                  Notes to Consolidated Financial Statements                   7

                  Management's Discussion and Analysis of
                  Financial Condition and Results of
                  Operations                                                   9

PART II -         OTHER INFORMATION                                           17

SIGNATURES                                                                    18

                           CAMCO FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                        (In thousands, except share data)

                                                                              JUNE 30,  DECEMBER 31,
         ASSETS                                                                   1997          1996
Cash and due from banks                                                       $ 10,977      $ 10,587
Interest-bearing deposits in other financial institutions                        2,518         7,278
                                                                              --------      --------
         Cash and cash equivalents                                              13,495        17,865

Certificates of deposit in other financial institutions                           --             990
Investment securities available for sale - at market                             4,689         5,174
Investment securities - at cost, approximate market value of $23,799
  and $21,822 as of June 30, 1997 and December 31, 1996                         23,800        21,844
Mortgage-backed securities available for sale - at market                          504           742
Mortgage-backed securities - at cost, approximate market value of $9,867
  and $10,735 as of June 30, 1997 and December 31, 1996                          9,870        10,700
Loans held for sale - at lower of cost or market                                 2,995           931
Loans receivable - net                                                         409,958       387,992
Office premises and equipment - net                                              6,863         6,811
Real estate acquired through foreclosure                                            97            53
Federal Home Loan Bank stock - at cost                                           4,448         3,942
Accrued interest receivable on loans                                             2,615         2,443
Accrued interest receivable on mortgage-backed securities                           61            69
Accrued interest receivable on investment securities and
  interest-bearing deposits                                                        561           499
Prepaid expenses and other assets                                                  842           495
Cash surrender value of life insurance                                           4,995         4,880
Goodwill and other intangible assets                                             3,626         3,701
Prepaid federal income taxes                                                       414           319
                                                                              --------      --------
         Total assets                                                         $489,833      $469,450
                                                                              ========      ========
         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                      $371,032      $358,009
Advances from the Federal Home Loan Bank                                        65,399        57,354
Advances by borrowers for taxes and insurance                                    2,122         2,864
Accounts payable and accrued liabilities                                         2,658         4,490
Dividends payable                                                                  398           368
Deferred federal income taxes                                                    1,366         1,352
                                                                              --------      --------
         Total liabilities                                                     442,975       424,437

Stockholders' equity
  Preferred stock - $1 par value; authorized 100,000 shares;
    no shares outstanding                                                         --            --
  Common stock - $1 par value; 4,900,000 shares authorized;
    outstanding, 3,214,194 shares at June 30, 1997 and 3,062,893
    shares at December 31, 1996                                                  3,063         3,063
  Additional paid-in capital                                                    24,474        21,917
  Retained earnings - substantially restricted                                  19,301        20,005
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                                      20            28
                                                                              --------      --------
         Total stockholders' equity                                             46,858        45,013
                                                                              --------      --------
         Total liabilities and stockholders' equity                           $489,833      $469,450
                                                                              ========      ========

                           CAMCO FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                        (In thousands, except share data)

                                                                     SIX MONTHS ENDED              THREE MONTHS ENDED
                                                                         JUNE 30,                       JUNE 30,
                                                                   1997           1996             1997           1996
                                                                ----------      ----------      ----------      ----------
Interest income
  Loans                                                         $   16,320      $   12,233      $    8,349      $    6,154
  Mortgage-backed securities                                           375             187             185              89
  Investment securities                                                899             612             453             299
  Interest-bearing deposits and other                                  453             295             218             142
                                                                ----------      ----------      ----------      ----------
         Total interest income                                      18,047          13,327           9,205           6,684

Interest expense
  Deposits                                                           8,343           6,492           4,243           3,255
  Borrowings                                                         1,690             695             843             330
                                                                ----------      ----------      ----------      ----------
         Total interest expense                                     10,033           7,187           5,086           3,585
                                                                ----------      ----------      ----------      ----------
         Net interest income                                         8,014           6,140           4,119           3,099
Provision for losses on loans                                          108              42              60              21
                                                                ----------      ----------      ----------      ----------
         Net interest income after provision
           for losses on loans                                       7,906           6,098           4,059           3,078

Other income
  Late charges, rent and other                                         679             581             402             334
  Loan servicing fees                                                  252             363             132             177
  Service charges and other fees on deposits                           238             196             112             101
  Gain on sale of loans                                                505             622             349             206
  Gain on sale of real estate acquired through foreclosure              30            --                10            --
                                                                ----------      ----------      ----------      ----------
         Total other income                                          1,704           1,762           1,005             818

General, administrative and other expense
  Employee compensation and benefits                                 2,657           2,093           1,310           1,079
  Occupancy and equipment                                              694             555             350             295
  Federal deposit insurance premiums                                   131             327              66             164
  Data processing                                                      268             202             129             102
  Advertising                                                          263             197             165             111
  Franchise taxes                                                      223             211             109             105
  Amortization of goodwill                                              75            --                38            --
  Other                                                              1,362           1,113             721             634
                                                                ----------      ----------      ----------      ----------
         Total general, administrative and other expense             5,673           4,698           2,888           2,490
                                                                ----------      ----------      ----------      ----------
         Earnings before federal income taxes                        3,937           3,162           2,176           1,406

Federal income taxes
  Current                                                            1,285             954             718             431
  Deferred                                                              18             121               5              47
                                                                ----------      ----------      ----------      ----------
         Total federal income taxes                                  1,303           1,075             723             478
                                                                ----------      ----------      ----------      ----------
                  NET EARNINGS                                  $    2,634      $    2,087      $    1,453      $      928
                                                                ==========      ==========      ==========      ==========
                  EARNINGS PER SHARE                            $      .82      $      .96      $      .45      $      .43
                                                                ==========      ==========      ==========      ==========

Weighted average number of common shares outstanding             3,216,038       2,171,912       3,216,038       2,172,658
                                                                ==========      ==========      ==========      ==========

                           CAMCO FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                        For the six months ended June 30,
                                 (In thousands)

                                                                                           1997            1996
Cash flows from operating activities:
  Net earnings for the period                                                          $   2,634       $  2,087
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of deferred loan origination fees                                          (235)          (274)
    Amortization of premiums and discounts on investment and
      mortgage-backed securities - net                                                        (9)            21
    Amortization of goodwill                                                                  75           --
    Depreciation and amortization                                                            324            242
    Provision for losses on loans                                                            108             42
    Gain on sale of real estate acquired through foreclosure                                 (30)          --
    Federal Home Loan Bank stock dividends                                                  (146)          (102)
    Gain on sale of loans                                                                   (213)          (309)
    Loans originated for sale in the secondary market                                    (24,406)       (39,105)
    Proceeds from sale of loans in the secondary market                                   22,555         36,533
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                           (226)          (136)
      Prepaid expenses and other assets                                                     (346)          (894)
      Accrued interest and other liabilities                                              (1,802)          (485)
      Federal income taxes:
        Current                                                                              (95)          (479)
        Deferred                                                                              18            121
                                                                                       ---------       --------
         Net cash used in operating activities                                            (1,794)        (2,738)

Cash flows provided by (used in) investing activities:
  Proceeds from maturities of investment securities and interest-bearing deposits          6,996          4,275
  Purchases of investment securities                                                      (7,511)        (4,020)
  Loan principal repayments                                                               55,884         46,240
  Loan disbursements                                                                     (77,965)       (50,406)
  Principal repayments on mortgage-backed securities                                       1,079            753
  Additions to office premises and equipment                                                (376)          (643)
  Proceeds from sale of real estate acquired through foreclosure                             247           --
  Purchase of Federal Home Loan Bank stock                                                  (360)          (200)
  Net increase in cash surrender value of life insurance                                    (115)        (1,540)
                                                                                       ---------       --------
         Net cash used in investing activities                                           (22,121)        (5,541)

Cash flows provided by (used in) financing activities:
  Net increase in deposits                                                                13,023          4,714
  Proceeds from advances from the Federal Home Loan Bank and other borrowings            462,100         29,500
  Repayment of Federal Home Loan Bank advances and other borrowings                     (454,055)       (27,618)
  Dividends paid on common stock                                                            (781)          (424)
  Proceeds from exercise of stock options                                                   --               30
  Decrease in advances by borrowers for taxes and insurance                                 (742)        (1,769)
                                                                                       ---------       --------
         Net cash provided by financing activities                                        19,545          4,433
                                                                                       ---------       --------
Decrease in cash and cash equivalents                                                     (4,370)        (3,846)

Cash and cash equivalents at beginning of period                                          17,865         15,328
                                                                                       ---------       --------
Cash and cash equivalents at end of period                                             $  13,495       $ 11,482
                                                                                       =========       ========

                           CAMCO FINANCIAL CORPORATION

                        For the six months ended June 30,
                                 (In thousands)

                                                                         1997          1996
Supplemental disclosure of cash flow information:
 Cash paid during the period for:
    Interest on deposits and borrowings                              $ 10,035       $ 7,169
                                                                     ========       =======
    Income taxes                                                     $    922       $ 1,068
                                                                     ========       =======
Supplemental disclosure of noncash investing activities:
  Unrealized losses on securities designated as available
    for sale, net of related tax effects                             $     (8)      $   (24)
                                                                     ========       =======
  Recognition of gains on sale of loans in accordance with
    SFAS No. 122                                                     $    292       $   313
                                                                     ========       =======
  Transfer of loans to real estate acquired through foreclosure      $    260       $    36
                                                                     ========       =======

                           CAMCO FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Basis of Presentation
         ---------------------

         The accompanying unaudited consolidated financial statements were prepared in accordance with instructions for Form 10-Q and, therefore, do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Accordingly, these financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Camco Financial Corporation ("Camco" or "the Company") included in Camco's Annual Report on Form 10-KSB for the year ended December 31, 1996. However, all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the consolidated financial statements have been included. The results of operations for the three and six month periods ended June 30, 1997 and 1996, are not necessarily indicative of the results which may be expected for the entire year.

2.       Principles of Consolidation
         ---------------------------

         Camco has five wholly-owned subsidiaries: Cambridge Savings Bank ("Cambridge Savings"), Marietta Savings Bank ("Marietta Savings"), First Federal Savings Bank of Washington Court House ("First Federal"), First Federal Bank for Savings ("First Savings") (collectively hereinafter "the Banks") and East Ohio Land Title Agency, Inc., as well as two second tier subsidiaries, Camco Mortgage Corporation and WestMar Mortgage Company.

         The Company's consolidated financial statements include the accounts of Camco and its wholly-owned and second tier subsidiaries. All significant intercompany balances and transactions have been eliminated.

3.       Effects of Recent Accounting Pronouncements
         -------------------------------------------

         In October 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting method are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are

                           CAMCO FINANCIAL CORPORATION

3.       Effects of Recent Accounting Pronouncements (continued)
         -------------------------------------------

         effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that Camco will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore, the disclosure provisions of SFAS No. 123 will have no material effect on its consolidated financial condition or results of operations.

         In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

         An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

         SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

         SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on Camco's consolidated financial position or results of operations.

                           CAMCO FINANCIAL CORPORATION

3.       Effects of Recent Accounting Pronouncements (continued)
         -------------------------------------------

         In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires companies to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and potentially dilutive common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128 is effective for periods ending after December 15, 1997. Early application is not permitted. Based upon the provisions of SFAS No. 128, the Corporation's basic and diluted earnings per share for the six months ended June 30, 1997, would have been $.82 and $.81, and basic and diluted earnings per share for the three months ended June 30, 1997, would have been $.45 and $.44, respectively.

4.       Reclassifications
         -----------------

         Certain reclassifications have been made to the June 30, 1996 consolidated financial statements to conform to the June 30, 1997 presentation.

5.       Proposed Legislation
         --------------------

         Congress is considering legislation to eliminate the federal savings and loan charter and separate federal regulation of savings and loan associations. Pursuant to such legislation, Congress may develop a common charter for all financial institutions, eliminate the OTS and regulate First Federal and First Savings as banks or require them to change their charters. First Federal and First Savings would then be subject to the more restrictive activity limits imposed on national banks.

                           CAMCO FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

        For the three and six month periods ended June 30, 1997 and 1996

General
-------

Camco's profitability depends primarily on the level of its net interest income, which is the difference between interest income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on deposit accounts and borrowings. In recent years, Camco's net earnings has also been heavily influenced by the level of other income, including gains on sale of loans, loan servicing fees, and other fees. Finally, Camco's operations are also influenced by the level of general, administrative and other expenses, including employee compensation and benefits, occupancy, federal deposit insurance premiums, as well as various other operating expense categories, including federal income tax expense.

Since its incorporation in 1970, Camco has evolved into a full service provider of financial products to the communities served by its banking subsidiaries. Utilizing a common marketing theme committed to personalized customer service, Camco and its affiliates have grown from $22.4 million in consolidated assets in 1970 to $489.8 million of consolidated assets at June 30, 1997. Camco's level of growth is largely attributable to the acquisitions of Marietta Savings, First Federal and First Savings and the continued expansion of product lines from the previously limited deposit and loan offerings of a heavily regulated 1970's savings and loan association, to the full array of financial service products that were the previous domain of commercial banks. Additionally, Camco's operational growth has been enhanced by vertical integration of the residential lending function through the establishment of mortgage banking operations in the Banks' primary market areas and, to a lesser extent, the chartering of a title insurance agency.

Management believes that continued success in the financial services industry will be achieved by those institutions with a rigorous dedication to bringing value-added services to their customers. Toward this end, each of the Banks' operations are decentralized, with a separate Board of Directors and management team focusing on consumer preferences for financial products in the respective communities served. Based on such consumer preferences, Camco's management designs financial service products with a view towards differentiating each of the constituent Banks from the competition. It is management's opinion that the Banks' abilities to rapidly adapt to consumer needs and preferences are essential in order to compete against the larger regional and money-center bank holding companies.

Discussion of Financial Condition Changes from December 31, 1996 to June 30,
----------------------------------------------------------------------------
1997
----

At June 30, 1997, Camco's consolidated assets totaled $489.8 million, an increase of $20.4 million, or 4.3%, over the December 31, 1996 total. The increase in total assets is primarily attributable to an increase of $24.0 million in loans receivable and loans held for sale, which was funded through growth in deposits totaling $13.0 million, an increase in advances from the Federal Home Loan Bank of $8.0 million and undistributed net earnings of $1.9 million.

                           CAMCO FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

        For the three and six month periods ended June 30, 1997 and 1996

Discussion of Financial Condition Changes from December 31, 1996 to June 30,
----------------------------------------------------------------------------
1997 (continued)
----

Cash and interest-bearing deposits in other financial institutions totaled $13.5 million at June 30, 1997, a decline of $4.4 million, or 24.5%, from December 31, 1996 levels. Management elected to utilize excess liquidity to fund purchases of higher-yielding investment securities and to fund loan portfolio growth.

Investment securities and certificates of deposit in other financial institutions totaled $28.5 million at June 30, 1997, an increase of $481,000, or 1.7%, over the total at December 31, 1996. During the 1997 period, investment securities totaling $7.5 million were purchased, while maturities amounted to $7.0 million.

Mortgage-backed securities totaled $10.4 million at June 30, 1997, a decrease of $1.1 million from December 31, 1996, due primarily to principal repayments during the period. Loans receivable and loans held for sale increased by $24.0 million, or 6.2%, during the six months ended June 30, 1997, to a total of $413.0 million. The increase was primarily attributable to loan disbursements of $102.4 million which was partially offset by principal repayments of $55.9 million and loan sales of $22.3 million. Loan origination volume during the 1997 six month period exceeded that of the 1996 period by $12.9 million, or 14.4%.

Nonperforming loans (90 days or more delinquent plus nonaccrual loans), totaled $2.3 million and $2.4 million at June 30, 1997 and December 31, 1996, respectively, constituting .56% and .61% of total net loans, including loans held for sale at those dates. The consolidated allowance for loan losses totaled $1.2 million both at June 30, 1997 and December 31, 1996, representing 52.0% and 52.5% of nonperforming loans, respectively, at those dates. The provision for loan losses for the six months ended June 30, 1997 is primarily attributable to growth in the loan portfolio during that period.

Deposits totaled $371.0 million at June 30, 1997, an increase of $13.0 million, or 3.6%, over December 31, 1996 levels. The increase resulted primarily from management's continuing efforts to achieve a moderate rate of growth through advertising and pricing strategies. Advances from the Federal Home Loan Bank increased by $8.0 million, or 14.0%, to a total of $65.4 million at June 30, 1997. The proceeds from deposit growth and Federal Home Loan Bank advances were primarily used to fund growth in the loan portfolio.

The Banks are required to maintain minimum regulatory capital pursuant to federal regulations. At June 30, 1997, the Banks' regulatory capital exceeded all regulatory capital requirements.

                           CAMCO FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

        For the three and six month periods ended June 30, 1997 and 1996

Comparison of Results of Operations for the Six Months Ended June 30, 1997 and
------------------------------------------------------------------------------
1996
----

Increases in the level of income and expenses during the six month period ended June 30, 1997, as compared to the comparable period in 1996, are primarily due to the inclusion of the accounts of First Savings, which was acquired by Camco on October 4, 1996, in a transaction accounted for using the purchase method of accounting. Accordingly, the statement of earnings and the statement of cash flows for the six month period ended June 30, 1996, were not restated for the Acquisition.

General
-------

Camco's net earnings for the six months ended June 30, 1997 totaled $2.6 million, an increase of $547,000, or 26.2%, over the $2.1 million of net earnings reported in the comparable 1996 period. The increase in earnings is primarily attributable to an increase in net interest income of $1.9 million, which was partially offset by an increase in the provision for loan losses of $66,000, a decrease in other income of $58,000, an increase in general, administrative and other expense of $975,000, and an increase in the provision for federal income taxes of $228,000.

Net Interest Income
-------------------

Total interest income for the six months ended June 30, 1997, amounted to $18.0 million, an increase of $4.7 million, or 35.4%, generally reflecting the effects of $122.0 million, or 37.2%, of growth in average interest-earning assets outstanding, which was partially offset by a decrease of 11 basis points in the yield year to year, from 8.11% in 1996 to 8.00% in 1997.

Interest income on loans and mortgage-backed securities totaled $16.7 million for the six months ended June 30, 1997, an increase of $4.3 million, or 34.4%, over the comparable 1996 period. The increase resulted primarily from a $108.8 million, or 36.3%, increase in the average balance outstanding year to year. Interest income on investments and interest-bearing deposits increased by $445,000, or 49.1 %, due to an increase in average outstanding balances of $13.2 million. Interest expense on deposits increased by $1.9 million, or 28.5%, to a total of $8.3 million for the six months ended June 30, 1997, due primarily to an increase of $75.1 million in the average balance of deposits outstanding. Interest expense on borrowings increased by $995,000, or 143.2%, to a total of $1.7 million for the six months ended June 30, 1997. The increase resulted primarily from a $35.7 million, or 151.5%, increase in the average balance outstanding year to year.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.9 million, or 30.5%, for the six months ended June 30, 1997, compared to the comparable period in 1996. The interest rate spread declined by 28 basis points for the six months ended June 30, 1997, to 3.25%, from 3.53% in the 1996 period, while the net interest margin amounted to 3.56% in 1997 compared to 3.74% in 1996.

                           CAMCO FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

        For the three and six month periods ended June 30, 1997 and 1996

Comparison of Results of Operations for the Six Months Ended June 30, 1997 and
------------------------------------------------------------------------------
1996 (continued)
----

Provision for Losses on Loans
-----------------------------

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Banks, the amount of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Banks' market area, and other factors related to the collectibility of the Banks' loan portfolio.

The provision for losses on loans totaled $108,000 for the six months ended June 30, 1997, an increase of $66,000 from the comparable period in 1996. The current period provision generally reflects the effects of loan portfolio growth and a decrease in the level of nonperforming loans.

While management believes that its allowance for loan losses at June 30, 1997, is adequate based upon the available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

The foregoing statement is a "forward-looking" statement within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Factors that could affect the adequacy of the loan loss allowance include, but are not limited to, the following: (1) changes in the national and local economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances with respect to certain large loan borrowers; (3) decrease in the value of collateral securing consumer loans to amounts equal to less than the outstanding balances of the consumer loans; and (4) determinations by various regulatory agencies that the Banks must recognize additions to its loan loss allowance based on such regulators' judgment of information available to them at the time of their examinations.

Other Income
------------

Other income decreased for the six months ended June 30, 1997, by $58,000, or 3.3%, from the comparable 1996 period. The decrease in other income is primarily attributable to a $117,000 decrease in gains on sale of loans and a $111,000 decrease in loan servicing fees, which were partially offset by an increase of $98,000, or 16.9%, in late charges, rent and other, a $42,000 increase in service charges and other fees on deposits and a $30,000 increase in gain on sale of real estate acquired through foreclosure. The decrease in gains on sale of loans reflects a $13.9 million, or 38.3%, decline in the volume of loan sales during the 1997 period. The increase in late charges, rent and other was primarily attributable to an increase in fees on loans and deposit accounts as a result of the growth in the respective portfolios.

                           CAMCO FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

        For the three and six month periods ended June 30, 1997 and 1996

Comparison of Results of Operations for the Six Months Ended June 30, 1997 and
------------------------------------------------------------------------------
1996 (continued)
----

General, Administrative and Other Expense
-----------------------------------------

General, administrative and other expense totaled $5.7 million for the six months ended June 30, 1997, an increase of $975,000, or 20.8%, over the comparable period in 1996. The increase resulted primarily from a $564,000, or 26.9%, increase in employee compensation and benefits, a $139,000, or 25.0%, increase in occupancy and equipment, a $66,000, or 32.7%, increase in data processing, a $66,000, or 33.5%, increase in advertising, a $75,000 increase in amortization of goodwill and a $249,000, or 22.4%, increase in other operating costs, which were partially offset by a $196,000, or 59.9%, decrease in federal deposit insurance premiums. As previously discussed, the 1997 consolidated statement of earnings includes the accounts of First Savings, while the 1996 balances have not been restated to include the effects of the acquisition of First Savings. First Savings had approximately $771,000 of general, administrative and other expense for the six month period ended June 30, 1997. Excluding the effects of First Savings, the increase in employee compensation and benefits is attributable to an increase in staffing levels, normal merit salary increases and increased costs related to employee benefit plans. The increase in occupancy and equipment is attributable to increased depreciation expense on office equipment and general repairs of office buildings. The increase in data processing, advertising and other operating costs generally reflects the effects of the Company's growth year to year.

Federal Income Taxes
--------------------

The provision for federal income taxes increased in the six months ended June 30, 1997 by $228,000, or 21.2%. This increase is primarily attributable to an $775,000, or 24.5%, increase in pre-tax earnings. The effective tax rates were 33.1% and 34.0% for the six months ended June 30, 1997 and 1996, respectively.

Comparison of Results of Operations for the Three Months Ended June 30, 1997 and
--------------------------------------------------------------------------------
1996
----

Increases in the level of income and expenses during the three month period ended June 30, 1997, as compared to the comparable period in 1996, are primarily due to the inclusion of the accounts of First Savings, which was acquired by Camco on October 4, 1996, in a transaction accounted for using the purchase method of accounting. Accordingly, the statement of earnings for the three month period ended June 30, 1996, was not restated for the Acquisition.

General
-------

Net earnings for the three months ended June 30, 1997 totaled $1.5 million, an increase of $525,000, or 56.6%, over the $928,000 in net earnings reported in the comparable 1996 period. The increase in net earnings is primarily attributable to a $1.0 million increase in net interest income and a $187,000 increase in other income, which were partially offset by a $39,000 increase in the provision for loan losses, a $398,000 increase in general, administrative and other expense and a $245,0000 increase in the provision for federal income taxes.

                           CAMCO FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

        For the three and six month periods ended June 30, 1997 and 1996

Comparison of Results of Operations for the Three Months Ended June 30, 1997 and
--------------------------------------------------------------------------------
1996 (continued)
----

Net Interest Income
-------------------

Total interest income for the three months ended June 30, 1997, increased by $2.5 million, or 37.7%, compared to the 1996 quarter. Interest income on loans increased by $2.2 million, or 35.7%, due primarily to a $107.3 million increase in the average balance outstanding year to year. Interest income on investment securities and interest-bearing deposits increased by $230,000, or 52.2%, due primarily to an $11.9 million increase in the average balance outstanding.

Total interest expense increased by $1.5 million , or 41.9%, for the three months ended June 30, 1997. Interest expense on deposits increased by $988,000, or 30.4%, due primarily to a $76.5 million increase in the average balance outstanding year to year. Interest expense on borrowings increased by $513,000, or 155.5%, due primarily to a $35.9 million increase in the average outstanding balance.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.0 million, or 32.9%, for the three months ended June 30, 1997, as compared to the comparable quarter in 1996. The interest rate spread was 3.35% for the 1997 quarter, compared to 3.53% in 1996, while the net interest margin was 3.63% in the 1997 quarter, compared to 3.74% in 1996.

Provision for Losses on Loans
-----------------------------

The provision for losses on loans increased during the three months ended June 30, 1997, by $39,000. The current period provision generally reflects the effects of loan portfolio growth year to year as integrated with a stable level of nonperforming loans.

Other Income
------------

Other income increased for the quarter ended June 30, 1997 by $187,000, or 22.9%, compared to the 1996 quarter. The increase is primarily attributable to a $143,000 increase in gain on sale of loans and a $68,000 increase in late charges, rent and other, which were partially offset by a $45,000 decrease in loan servicing fees. The increase in the gain on sale of loans is due primarily to the increased volume of fixed-rate loans originated for sale.

General, Administrative and Other Expense
-----------------------------------------

General, administrative and other expense increased by $398,000, or 16.0%, during the three months ended June 30, 1997. The increase is primarily attributable to a $231,000, or 21.4%, increase in employee compensation and benefits, a $55,000, or 18.6%, increase in occupancy and equipment, an $87,000, or 13.7%, increase in other operating expense and a $98,000, or 59.8%, decrease in federal deposit insurance premiums. First Savings had general, administrative and

                           CAMCO FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

        For the three and six month periods ended June 30, 1997 and 1996

Comparison of Results of Operations for the Three Months Ended June 30, 1997 and
--------------------------------------------------------------------------------
1996 (continued)
----

General, Administrative and Other Expense (continued)
-----------------------------------------------------

other expense totaling $392,000 for the three month period ended June 30, 1997. Excluding the effects of First Savings, the increase in employee compensation and benefits resulted primarily from normal merit increases, as well as an increase due to the hiring of additional personnel. The increase in occupancy and equipment related primarily to increased depreciation and building maintenance costs. The increase in other operating expenses generally reflects increased costs attendant to the Company's growth year to year.

Federal Income Taxes
--------------------

Camco's provision for federal income taxes increased for the three months ended June 30, 1997, by $245,000, or 51.3%, generally reflecting the $770,000, or 54.8%, increase in pre-tax earnings year to year. The effective tax rates were 33.2% and 34.0% for the three month periods ended June 30, 1997 and 1996, respectively.

                           Camco Financial Corporation

                                     PART II

ITEM 1.  Legal Proceedings
         -----------------

         Not applicable

ITEM 2.  Changes in Securities
         ---------------------

         None

ITEM 3.  Defaults Upon Senior Securities
         -------------------------------

         Not applicable

ITEM 4.  Submission of Matters to a Vote of Security Holders
         ---------------------------------------------------

         On May 27, 1997, Camco held its Annual Meeting of Stockholders. Two matters were submitted to stockholders, for which the following votes were cast:

         Three directors were elected to terms expiring in 2000, as follows:

                                              For             Against      Abstain           Withheld
         Robert C. Dix, Jr.                 2,322,855             -            -              4,257
         Kenneth R. Elshoff                 2,326,291             -            -                821
         Paul D. Leake                      2,326,291             -            -                821

          Ratification of Grant Thornton LLP as auditors of Camco for the current fiscal year.

                                               For            Against      Abstain          Withheld
                                            2,325,817            110        1,185                -

ITEM 5.  Other Information
         -----------------

         None

ITEM 6.  Exhibits and Reports on Form 8-K
         --------------------------------

         Reports on Form 8K:                None.
         Exhibits:                          Financial Data Schedule.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 12, 1997         By: /s/Larry A. Caldwell
     -----------------------       --------------------
                                      Larry A. Caldwell
                                      President and Chief Executive Officer

Date:  August 12, 1997         By: /s/Anthony J. Popp
     -----------------------       ------------------
                                      Anthony J. Popp
                                      Chief Financial Officer